Contact

www.linkedin.com/in/maya-cameron-gordon-3159b4229 (LinkedIn)

Maya Cameron-Gordon

Author, The Mermaid Princesses
San Francisco Bay Area

Experience

Bougie Smoothie
Chief Executive Officer

Author
Children's Book Author, The Mermaid Princesses- Preorder Now!
2018 - Present (5 years)

Videographer
Videographer
2018 - Present (5 years)

Production Assistant
Production Assistant on Music Video "Last Black Man"
2018 - 2018 (less than a year)

Rise Up
Mindful Community and Rise-Up Instructor
2017 - 2018 (1 year)

Create lesson plans pertaining to mindfulness, yoga and expressive arts
Teach youth in small and large classes
Track student progress and present the information to my program manager and student's teachers
Attend weekly staff meetings
Attend professional development trainings

Project Level
Case Manager/Artistic Advisor
2012 - 2014 (2 years)

Performed daily check-ins with youth
Connected youth to resources (employment opportunities, mental/emotional health services, etc.)
Provided tutoring for youth requiring additional academic support
Introduced fundamentals of pre-production and assisted youth in the creation of storyboards and screenwriting projects

Gave input/feedback on their creative process involved in the making of film projects

Ella Baker Center for Human Rights
Volunteer, Ella Baker Center for Human Rights
2008 - 2009 (1 year)

Volunteered at events that raised money and awareness for the Books not Bars program
Collected signatures for the initiative to shut down Youth Authority, a facility for the incarceration of youth
Performed community outreach distributing literature about Books not Bars program

TAYSF
TAY Advocate Fellow
2007 - 2009 (2 years)

Attended weekly meetings that address transitional age youth homelessness, access to mental/emotional health services, unemployment, and education
Brainstorm solutions to these problems with a team of TAY members
Participated in panels and educated others about issues transitional age youth are facing

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Education

Maine Media
Master of Fine Arts, Screenwriting · (November 2021)

California Institute of Integral Studies
Bachelor of Arts, Interdisciplinary Studies

City College of San Francisco
Associate of Science, Social and Behavioral Sciences